PHL Variable Insurance Company One American Row Hartford, CT 06102

December 23, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PHL Variable Insurance Company
Post-Effective Amendment No. 2 to Form S-1
File No. 333-161382

To the Commission Staff:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned Registrant requests acceleration of the effectiveness of the above captioned registration statement to January 14, 2011 or as soon as practicable thereafter.

Thank you for your kind consideration in this matter.

SINCERELY,

/s/Kathleen A. McGah
Kathleen A. McGah Vice President